

Mail Stop 3561

December 7, 2017

Leong Yee Ming
Chief Executive Officer
Vitaxel Group Limited
Wisma Ho Wah Genting
No. 35, Jalan
Maharajalela, 50150 Kuala Lumpur
Malaysia

> **Re:** **Vitaxel Group Limited**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed April 17, 2017**
> **File No. 000-55685**

Dear Mr. Leong:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Signatures, page 21

1. In future filings, please include a second signature block with the signatures of your principal executive officer, principal financial officer, your controller or principal accounting officer, and at least the majority of your board of directors or persons performing similar functions. Refer to General Instruction D(2)(a) to Form 10-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ryan Adams at (202) 551-3191 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

cc: Mark E. Crone
        The Crone Law Group